</SEC-HEADER>
<SEQUENCE>1
<FILENAME>

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Form 4
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Check this box if no longer subject to
Section 16.  Form 4 or Form 5 obligations
may continue.  See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the
Securities Exchange act of 1934,
Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940


(Print or Type Responses)
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1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or
                                                 Trading Symbol:
    ICM Asset Management, Inc.

    (See Note 1)                                 SVI Solutions, Inc. ("SVI")
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    (Last)	(First)		(Middle)     3. IRS Identification Number
				                        of Reporting Person,
     601 W. Main Ave., Suite 600                if an entity (Voluntary)
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          (Street)
  Spokane       WA       99201
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 (City)     (State)    (Zip)
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4. Statement for                             5.	If Amendment,
     Month/Year                                 Date of Original
                                                (Month/Year)
    March 2002
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6.  Relationship of Reporting Person(s) to    7. Individual or Joint/Group
    Issuer (Check all applicable)                Filing (Check Applicable Line)

                                                       Form filed by One
        Director	       X   10% Owner                 Reporting Person
-------               -------                   -------

        Officer (give         Other (specify	   X   Form filed by More than
-------  title below) -------         below)    -------  One Reporting Person

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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------
1.  Title of Security                         2.  Transaction Date
       (Instr. 4)                                 (Month/Day/Year)
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3. Transaction Code                            4. Securities Acquired (A) or
     (Instr. 8)                                   Disposed of (D)
                                                  (Instr. 3, 4 AND 5)
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    Code   V                                    Amount   (A) or      Price
                                                         (D)

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5. Amount of Securities     6.  Ownership Form:      7.  Nature of Indirect
   Beneficially Owned at        Direct (D) or            Beneficial Ownership
   End of Month                 Indirect (I)             (Instr. 4)
   (Instr. 3 and 4)             (Instr. 4)
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* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

form 4 (continued)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB control number.

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security  2. Conversion or Exercise  3. Transaction Date
        (Instr. 4)                  Price of Derivative        (Month/Day/Year)
                                    Security
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       Warrants                         $0.85                      3/19/02
                                                                     (4)
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4. Transaction Code    5. Number of Derivative         6. Date Exercisable
    (Instr. 8)            Securities Acquired (A)         and Expiration
                          or Disposed of (D)              Date
                          (Instr. 3, 4, and 5)            (Month/Day/Year)
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   Code      V                (A)        (D)             Date       Expiration
                                                        Exercisable     Date
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    P                       72,544                       3/19/02     3/19/04
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7. Title and Amount of                                 8. Price of Derivative
   Securities Underlying                                  Security
   Derivative Security                                    (Instr. 5)
       (Inst. 4)
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                     Amount or
         Title       Number of
                     Shares
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   Common Stock       72,544                             See Note 2
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9. Number of Derivative   10. Ownership Form of      11. Nature of Indirect
Securities Beneficially       Derivative Security:       Beneficial Ownership
Owned at End of Month         Direct (D) or                  (Instr. 5)
(Instr. 4)                    Indirect(I) (Instr. 4)
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     2,466,502                      D&I                    See Note 3
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Explanation of Responses:

(1)	The reporting persons (the "Reporting Persons") consist of (i) James M.
        Simmons, manager of Koyah Ventures, LLC ("Koyah"), and President and majority shareholder of ICM Asset Management, Inc. ("ICM"); (ii) ICM, a registered investment adviser; (iii) Koyah, a general partner of investment limited partnerships; (iv) Koyah Leverage Partners, L.P., an investment limited partnership of which Koyah is the general partner. The Reporting Persons disclaim membership in a group with any non-Reporting Persons within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

(2)	These securities were issued without additional consideration pursuant
	to that certain Investors' Rights Agreement entered into as of December 22, 2000 between SVI and the Reporting Persons, amont others, in connection with the issuance of 2,941,176 shares of SVI's common stock on that date.

(3)   	These securities are owned by investment advisory accounts of ICM or
	by investment limited partnerships of which Koyah is the general partner and ICM is the investment adviser. Each Reporting Person has only a pro rata interest in the securities with respect to which indirect beneficial ownership is reported and disclaims beneficial ownership in such securities except to the extent of such Reporting Person's pecuniary interest.

(4)	Represents date right to acquire warrant accrued.



Dated:  April 3, 2002


ICM Asset Management, Inc.      Koyah Ventures, LLC



By:	______________________	By:_____________________  _____________________
	Robert J. Law	           Robert J. Law	  James M. Simmons
	Vice President	           Vice President

Koyah Leverage Partners, L.P.


By:	______________________
        Robert J. Law
	Vice President
	Koyah Ventures, LLC, General Partner


	* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

	**  Intentional misstatements or omissions of facts constitute

            Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff

Note:	File three copies of this Form, one of which must be manually signed.
        If space is insufficient, See Instruction 76 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.




Joint Filer Information

Name:   James M. Simmons
Address:  601 W. Main Ave., Suite 600, Spokane, WA  99201
Designated Filer:   ICM Asset Management, Inc.
Issuer and Ticker Symbol: SVI Solutions, Inc. (SVI)
Statement for Month/Year: March 2002



Signature:  ________________________
		James M. Simmons



Name:   Koyah Leverage Partners, L.P.
Address:   601 W. Main Ave., Suite 600, Spokane, WA  99201
Designated Filer:   ICM Asset Management, Inc.
Issuer and Ticker Symbol: SVI Solutions, Inc. (SVI)
Statement for Month/Year:  March 2002

Signature:   Koyah Ventures, LLC



By:	________________________
	Robert J. Law, Vice president

Name:   Koyah Ventures, LLC
Address:   601 W. Main Ave., Suite 600, Spokane, WA  99201
Designated Filer:   ICM Asset Management, Inc.
Issuer and Ticker Symbol: SVI Solutions, Inc. (SVI)
Statement for Month/Year:  March 2002

Signature:   Koyah Ventures, LLC



By:	________________________
	Robert J. Law, Vice president




ETR\4840\010\1162297.01


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